Issuer Free Writing Prospectus

Dated December 1, 2021

Filed Pursuant to Rule 433

Registration No. 333-248544

Investor Presentation November 2021

Forward Looking Statements

Certain statements in this presentation may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that include projections, predictions, expectations, or beliefs about future events or results that are not statements of historical fact. Such forward-looking statements are based on various assumptions as of the time they are made, and are inherently subject to known and unknown risks, uncertainties, and other factors, some of which cannot be predicted or quantified, that may cause actual results, performance, or achievements to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are often accompanied by words that convey projected future events or outcomes such as "expect," "believe," "estimate," "plan," "project," "anticipate," "intend," "will," "may," "view," "opportunity," "potential," or words of similar meaning or other statements concerning opinions or judgment of Atlantic Union Bankshares Corporation ("Atlantic Union" or the "Company") and its management about future events. Although the Company believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results, performance, or achievements of, or trends affecting, the Company will not differ materially from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Actual future results, performance, achievements or trends may differ materially from historical results or those anticipated depending on a variety of factors, including, but not limited to the effects of or changes in:

- changes in interest rates;
- general economic and financial market conditions, in the United States generally and particularly in the markets in which the Company operates and which its loans are concentrated, including the effects of declines in real estate values, an increase in unemployment levels and slowdowns in economic growth, including as a result of COVID-19;
- the quality or composition of the loan or investment portfolios and changes therein;
- demand for loan products and financial services in the Company's market area;
- the Company's ability to manage its growth or implement its growth strategy;
- the effectiveness of expense reduction plans;
- the introduction of new lines of business or new products and services;
- the Company's ability to recruit and retain key employees;
- the incremental cost and/or decreased revenues associated with exceeding $10 billion in assets;
- real estate values in the Bank's lending area;
- an insufficient ACL;
- changes in accounting principles;
- the Company's liquidity and capital positions;
- concentrations of loans secured by real estate, particularly commercial real estate;
- the effectiveness of the Company's credit processes and management of the Company's credit risk;
- the Company's ability to compete in the market for financial services and increased competition from fintech companies;
- technological risks and developments, and cyber threats, attacks, or events;
- the potential adverse effects of unusual and infrequently occurring events, such as weather-related disasters, terrorist acts or public health events (such as COVID-19), and of governmental and societal responses thereto; these potential adverse effects may include, without limitation, adverse effects on the ability of the Company's borrowers to satisfy their obligations to the Company, on the value of collateral securing loans, on the demand for the Company's loans or its other products and services, on supply chains and methods used to distribute products and services, on incidents of cyberattack and fraud, on the Company's liquidity or capital positions, on risks posed by reliance on third-party service providers, on other aspects of the Company's business operations and on financial markets and economic growth;
- the effect of steps the Company takes in response to COVID-19, the severity and duration of the pandemic, the uncertainty regarding new variants of COVID-19 that have emerged, the speed and efficacy of vaccine and treatment developments, the impact of loosening or tightening of government restrictions, the pace of recovery when the pandemic subsides and the heightened impact it has on many of the risks described herein;
- the discontinuation of LIBOR and its impact on the financial markets, and the Company's ability to manage operational, legal and compliance risks related to the discontinuation of LIBOR and implementation of one or more alternate reference rates,
- performance by the Company's counterparties or vendors;
- deposit flows;
- the availability of financing and the terms thereof;
- the level of prepayments on loans and mortgage-backed securities;
- legislative or regulatory changes and requirements, including the impact of the CARES Act, as amended by the CAA, and other legislative and regulatory reactions to COVID-19;
- potential claims, damages, and fines related to litigation or government actions, including litigation or actions arising from the Company's participation in and administration of programs related to COVID-19, including, among other things, the CARES Act, as amended by the CAA, and other legislative and regulatory reactions to COVID-19;
- the effects of changes in federal, state or local tax laws and regulations;
- monetary and fiscal policies of the U.S. government, including policies of the U.S. Department of the Treasury and the Federal Reserve;
- changes to applicable accounting principles and guidelines; and
- other factors, many of which are beyond the control of the Company.

Please refer to the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of the Company's Annual Report on Form 10-K for the year ended December 31, 2020 and comparable "Risk Factors" sections of the Company's Quarterly Reports on Form 10-Q and related disclosures in other filings, which have been filed with the SEC and are available on the SEC's website at www.sec.gov. All of the forward-looking statements made in this presentation are expressly qualified by the cautionary statements contained or referred to herein. The actual results or developments anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on the Company or its businesses or operations. Readers are cautioned not to rely too heavily on the forward-looking statements contained in this presentation. Forward-looking statements speak only as of the date they are made and the Company does not undertake any obligation to update, revise or clarify these forward-looking statements, whether as a result of new information, future events or otherwise.

Atlantic Union Bankshares

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3 Additional Information Non - GAAP Financial Measures This presentation contains certain financial information determined by methods other than in accordance with generally accepted accounting principles in the United States (“GAAP”). These non - GAAP disclosures have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP, nor are they necessarily comparable to non - GAAP performance measures that may be presented by other companies. The Company uses the non - GAAP financial measures discussed herein in its analysis of the Company’s performance. The Company’s management believes that these non - GAAP financial measures provide additional understanding of ongoing operations, enhance comparability of results of operations with prior periods and show the effects of significant gains and charges in the periods presented without the impact of items or events that may obscure trends in the Company’s underlying performance. Please see “Reconciliation of Non - GAAP Disclosures” at the end of this presentation for a reconciliation to the nearest GAAP financial measure. No Offer or Solicitation This presentation does not constitute an offer to sell or a solicitation of an offer to buy any securities. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful. About Atlantic Union Bankshares Corporation Headquartered in Richmond, Virginia, Atlantic Union Bankshares Corporation (Nasdaq: AUB) is the holding company for Atlantic Union Bank. Atlantic Union Bank has 130 branches and approximately 150 ATMs located throughout Virginia, and in portions of Maryland and North Carolina. Certain non - bank financial services affiliates of Atlantic Union Bank include: Atlantic Union Equipment Finance, Inc., which provides equipment financing; Dixon, Hubard , Feinour & Brown, Inc., which provides investment advisory services; Atlantic Union Financial Consultants, LLC, which provides brokerage services; and Union Insurance Group, LLC, which offers various lines of insurance products. Additional Information About the Offering The Company has filed a registration statement (including a prospectus) (File No. 333 - 248544) and a preliminary prospectus supplement with the SEC for the offering to which this presentation relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering . You may obtain these documents for free by visiting the SEC’s website at www.sec.gov . Alternatively , the Company, any underwriter or any dealer participating in the offering will arrange to send you copies of the prospectus and the preliminary prospectus supplement relating to the proposed offering if you request it by calling Keefe, Bruyette & Woods, Inc. toll free at (800) 966 - 1559 or emailing USCapitalMarkets@kbw.com. Certain information contained in this presentation and statements made orally during this presentation relates to or is based on publications and other data obtained from third party sources . While the Company believes these third party sources to be reliable as of the date of this presentation, the Company has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third party sources . Except as otherwise indicated, this presentation speaks as of the date hereof . The delivery of this presentation shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company after the date hereof.

4 Subordinated Debt Term Sheet (1) An explanation of the significance of ratings may be obtained from the rating agency. Generally, rating agencies base their rati ngs on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the subordinated notes sh ould be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities an d m ay be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency. No report of any rating agency is incorporated by referen ce herein. 4 Issuer (Ticker) Security Offered Expected Security Rating 1 Offering Type Rate Structure Maturity Call Date Covenants Use of Proceeds Co - Managers Atlantic Union Bankshares Corporation ( AUB ) Subordinated Notes due 2031 Expected Security Rating: BBB by Kroll Bond Rating Agency SEC registered Fixed - to - Floating Rate 10 Years 5 Years Consistent with regulatory limitations of Tier 2 capital General corporate purposes, which includes the repayment of our outstanding $150 million of 5.00% fixed - to - floating rate subordinated notes due in 2026 that will be redeemed on December 15, 2021. Net proceeds contributed to Atlantic Union Bank are anticipated to be used to support the bank’s growth. Keefe, Bruyette & Woods, A Stife l Company Amount $200 Million Lead Book - Running Manager Book - Running Manager Piper Sandler & Co Goldman Sachs & Co; Raymond James & Associates, Inc.

5 Largest Regional Banking Company Headquartered in Virginia Our Company Soundness | Profitability | Growth Data as of 9/30/2021, market capitalization as of 11/23/2021 (1) Regional bank defined as having less than $50 billion in assets; rank determined by asset size; data per S&P Global Market Intelligence Highlights ($bn) • Statewide Virginia footprint of 124 branches in all major markets • #1 regional bank 1 deposit market share in Virginia • Strong balance sheet and capital levels • Committed to top - tier financial performance with a highly experienced management team able to execute change $ 19.9 Assets $ 13.1 Loans $ 16.6 Deposits $ 2.7 Market Capitalization Branch Footprint AUB (130) AUB LPO (3) 5

6 • Executive Vice President & Wholesale Banking Group Executive since September 2017 • Executive Vice President & Executive Managing Director, Middle Market, NFP, and Asset - Based Banking at Huntington National Bank (2014 - 2017) • Managing Director, Enterprise Banking at First Niagra Financial Group (2011 - 2014) • Region Head at Wells Fargo (2009 - 2011) David V. Ring EVP & Wholesale Banking Group Executive Age: 55 Our Executive Leadership 6 John C. Asbury President & CEO Age: 55 Maria P . Tedesco President of Atlantic Union Bank Age: 60 Robert M. Gorman EVP & CFO Age: 62 • Chief Executive Officer since January 2017 • President since October 2016 • President and Chief Executive Officer of First National Bank of Santa Fe (2015 - 2016) • Senior Executive Vice President and Head of Business Services Group at Regions Bank (2010 - 2014) • President of Atlantic Union Bank since September 2018 • Chief Operating Officer, Strategy, Products and Segments at BMO Harris Bank (2016 - 2018) • Managing Director, Consumer Banking at Santander US (2013 - 2015) • Multiple roles of increasing responsibility, including Group EVP, US Retail and Business Banking, at Citizens Financial Group (2007 - 2014) • Executive Vice President and Chief Financial Officer since July 2012 • Senior Vice President and Corporate Strategic Finance Officer at SunTrust Banks Inc. (2002 - 2011) • Senior Vice President, Corporate Finance at Fleet Bank (1994 - 2002) • Corporate Finance Officer at Liberty Mutual Group (1991 - 1994)

7 Our Long - Term Strategic Priorities Diversify Loan Portfolio and Revenue Streams • Increase Commercial lending growth (Commercial & Industrial + Owner Occupied Real Estate) in order to better balance the total loan portfolio over time • Grow fee - based products and services Grow Core Funding • Fund loan growth with core deposit growth • Grow core deposits with particular focus on increasing commercial and small business operating accounts Manage to Higher Levels of Performance • Achieve and sustain top tier financial performance • Invest in talent, develop a culture of coaching and development, and align total rewards with corporate goals and objectives Strengthen Digital Capabilities • Modernize customer experience with more digital capabilities • Achieve digital parity with larger players especially in mass market/mass affluent • Enhance features for wider usage and resolve top customer requests Make Banking Easier • Create compelling products and services • Deliver high - tech and high - touch experiences • Differentiated marketing highlighting our capabilities Capitalize on Strategic Opportunities • Leverage commercial expertise and new market opportunities • Seize on market disruption opportunities 7

8 Investment Highlights Strong Growth Potential Organic & acquisition opportunities Financial Strength Solid balance sheet & capital levels Leading Regional Presence Unique value in branch footprint across attractive market Attractive Financial Profile Solid dividend yield & payout ratio with earnings upside Peer - Leading Performance Committed to top - tier performance

9 Our Markets Source: SNL Financial; excludes branches greater than $5 billion Deposit data as of 6/30/2021; Fredericksburg market defined as Caroline, Fredericksburg City, King George, Spotsylvania and Stafford counties; all other markets per MSA definitions in SNL 9 Richmond State Capital, Fortune 500 headquarters (7), VCU & VCU Medical Center • $4.2 billion in - market deposits and total deposit market share of 11.5% Fredericksburg Defense and security contractors, Healthcare, Retail, Real Estate development • $1.7 billion in - market deposits and total deposit market share of 27.6% Charlottesville University of Virginia, High - tech and professional businesses, Real Estate development • $748 million in - market deposits and total deposit market share of 11.4% Virginia Beach Norfolk Military, Shipbuilding, Fortune 500 headquarters (3), Tourism • $1.6 billion in - market deposits and total deposit market share of 5.1% Roanoke Blacksburg Virginia Tech, Healthcare, Retail • $1.4 billion in - market deposits and total deposit market share of 9.5% Northern Virginia Nation’s Capital, Fortune 500 headquarters (12), Defense and security contractors, Non - profit Associations (lobbyists), HQ2 • $5.7 billion in - market deposits and total deposit market share of 5.5% Diversity Supports Growth In Virginia

Virginia's Bank

Virginia: All Banks

Rank	Institution	Deposits ($mm)	Market Share (%)	Branches
1	Truist Financial Corp	$54,711	23.7%	365
2	Wells Fargo & Co	37,181	16.1	226
3	Bank of America Corp.	24,666	10.7	118
4	Atlantic Union Bankshares Corp	16,278	7.1	123
5	TowneBank	9,752	4.2	32
6	United Bankshares Inc.	9,320	4.0	85
7	Capital One Financial Corp.	8,906	3.9	27
8	PNC Financial Services Group Inc.	5,672	2.5	95
9	Blue Ridge Bankshares	3,743	1.6	36
10	Carter Bank & Trust	3,285	1.4	57
	Top 10 Banks	**$173,514**	**75.2**	**1,164**
	All Institutions in Market	**$230,684**	**100.00**	**2,068**

Virginia: Banks Headquartered in VA

Rank	Institution	Deposits ($mm)	Market Share (%)	Branches
1	Atlantic Union Bankshares Corp.	$16,278	20.5%	123
2	TowneBank	9,752	12.3	32
3	Capital One Financial Corp.	8,906	11.2	27
4	Blue Ridge Bankshares	3,743	4.7	36
5	Carter Bank & Trust	3,285	4.1	57
6	Burke & Herbert Bank & Trust Co.	2,906	3.7	24
7	Primis Financial Corp	2,512	3.2	38
8	American National Bankshares, Inc.	2,026	2.6	18
9	First Bancorp Inc.	1,974	2.5	21
10	C&F Financial Corp	1,850	2.3	31
	Top 10 Banks	**$53,232**	**67.1**	**407**
	All Institutions in Market	**$79,492**	**100.00**	**843**

Statewide Branch Footprint Brings Unique Franchise Value

Atlantic Union Bankshares

Source: SNL Financial and FDIC deposit data
Deposit and branch data as of 6/30/21; pro forma for announced transactions
Note: Excludes branches with deposits greater than $5.0 billion

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11 Virginia Is Among the Most Attractive Markets in USA Source: SNL Financial; Bureau of Economic Analysis; Bureau of Labor Statistics, Fortune.com , U.S. News & World Report; Forbes, CNBC, U.S. Small Business Administration, USA Today; Business Facilities Unemployment data as of 10/21 (1) CNBC did not publish rankings in 2020 due to the COVID - 19 pandemic (2) 2021 household income and population data per SNL Financial as of 11/26/21 (3) Real GDP data per Bureau of Economic Analysis for the year 2020 (4) For the year 2020 11 ranked Virginia the Best State for Business two times in a row 1 ranked Virginia the 4 th Best State for Business • 3 rd in Labor Supply • 3 rd in Regulatory Environment • 1 st in Quality of Life ranked Virginia 8 th for Opportunity • 11 th for Economic opportunity • 5 th for Equality • 12 th for Education • Virginia is home to 723,962 Small Businesses – 99.5% of Virginia businesses ranked Virginia 7 th of America’s Best States to Live In Virginia rated 1 st in Best Business Climate, Tech Talent Pipeline, Cybersecurity # State # Companies 1 New York 54 2 California 53 3 Texas 50 4 Illinois 37 5 Ohio 27 6 Virginia 22 7 Pennsylvania 22 8 Florida 18 # State Pop. (mm) 1 California 39.7 2 Texas 29.6 3 Florida 21.9 4 New York 19.4 5 Pennsylvania 12.8 6 Illinois 12.6 7 Ohio 11.7 8 Georgia 10.8 # State HHI ($) 1 District of Columbia 91,414 2 Maryland 90,160 3 New Jersey 89,080 4 Hawaii 87,979 5 Massachusetts 87,126 6 California 82,565 7 Connecticut 81,962 8 Washington 81,728 # State GDP ($bn) 1 California 2,664 2 Texas 1,734 3 New York 1,420 4 Florida 944 5 Illinois 738 6 Pennsylvania 684 7 Ohio 590 8 Georgia 537 Household Income ($) 2 2021 Population (mm ) 2 # State Pop. (mm) 9 North Carolina 10.6 10 Michigan 10.0 11 New Jersey 8.9 12 Virginia 8.6 13 Washington 7.8 14 Arizona 7.4 15 Massachusetts 6.9 # State HHI ($) 9 New Hampshire 81,460 10 Alaska 80,135 11 Virginia 79,124 12 Utah 78,645 13 Colorado 78,070 14 Minnesota 76,329 15 New York 74,462 Real GDP ($ bn ) 3 Fortune 500 Companies 4 # State # Companies 9 Georgia 18 10 New Jersey 17 11 Michigan 17 12 Massachusetts 17 13 Minnesota 16 14 Connecticut 13 15 Tennessee 10 # State GDP ($bn) 9 New Jersey 536 10 Washington 533 11 North Carolina 500 12 Massachusetts 499 13 Virginia 474 14 Michigan 446 15 Maryland 353

12 Virginia Market Highlights Opportunity in Fast - Growing, Affluent Markets Source: S&P Global Market Intelligence Boxes denote county/city of operation (1) Median HH Income projected for 2021 Top Counties in the U.S. — Projected Median HH Income ($ 000s) 1 Top 10 Counties in Virginia — Projected 5 - Yr Pop. Growth to 2026 $149 $141 $138 $137 $135 $130 $ 129 $129 $126 $125 Loudoun, VA Falls Church, VA Santa Clara, CA San Mateo, CA Marin, CA Somerset, NJ Arlington, VA Fairfax, VA Howard, MD Douglas, CO 6.9% 6.6% 6.0% 5.8% 5.8% 5.7% 5.4% 5.1% 5.0% 4.9% Loudoun, VA New Kent, VA Manassas Park, VA (City) Stafford, VA Falls Church, VA (City) Fredericksburg, VA (City) Prince William, VA Arlington, VA Frederick, VA James City, VA

Our Presence in Key Markets

Virginia

Rank	Institution	Deposits ($mm)	Market Share (%)	Branches
1	Truist Financial Corp	$54,711	23.7%	365
2	Wells Fargo & Co	37,181	16.1	226
3	Bank of America Corp.	24,666	10.7	118
4	Atlantic Union Bankshares Corp	16,278	7.1	123
5	TowneBank	9,752	4.2	32
6	United Bankshares Inc.	9,320	4.0	85
7	Capital One Financial Corp.	8,906	3.9	27
8	PNC Financial Services Group Inc.	5,672	2.5	95
9	Blue Ridge Bankshares	3,743	1.6	36
10	Carter Bank & Trust	3,285	1.4	57

Richmond

Rank	Institution	Deposits ($mm)	Market Share (%)	Branches
1	Truist Financial Corp.	$12,728	34.9%	58
2	Wells Fargo & Co.	8,744	24.0	51
3	Atlantic Union Bankshares Corp.	4,183	11.5	26
4	Bank of America Corp.	2,726	7.5	20
5	TowneBank	1,341	3.7	8
6	C&F Financial Corp.	1,202	3.3	15
7	Primis Financial Corp.	832	2.3	12
8	United Bankshares Inc.	821	2.3	12
9	Village Bank and Trust Financial Corp.	627	1.7	8
10	Blue Ridge Bankshares Inc.	536	1.5	7

Northern Virginia [1]

Rank	Institution	Deposits ($mm)	Market Share (%)	Branches
1	Truist Financial Corp	$23,354	22.7%	125
2	Bank of America Corp.	15,575	15.1	61
3	Wells Fargo & Co.	13,593	13.2	84
4	Capital One Financial Corp.	8,906	8.7	27
5	United Bankshares Inc.	7,118	6.9	47
6	Atlantic Union Bankshares Corp.	5,683	5.5	27
7	PNC Financial Services Group Inc.	4,802	4.7	80
8	Toronto-Dominion Bank	2,998	2.9	22
9	Burke & Herbert Bank & Trust Co.	2,906	2.8	24
10	Citigroup Inc.	1,840	1.8	6

Coastal Virginia [2]

Rank	Institution	Deposits ($mm)	Market Share (%)	Branches
1	TowneBank	$8,663	27.1%	27
2	Truist Financial Corp.	6,285	19.7	58
3	Wells Fargo & Co.	6,180	19.3	36
4	Bank of America Corp.	4,164	13.0	27
5	Atlantic Union Bankshares Corp.	1,629	5.1	17
6	Old Point Financial Corp.	1,135	3.6	19
7	Southern BancShares (N.C.) Inc.	747	2.3	11
8	Chesapeake Financial Shares Inc.	678	2.1	8
9	The PNC Financial Services Group Inc.	546	1.7	11
10	Farmers Bankshares Inc.	500	1.6	8

Source: S&P Global Market Intelligence
Note: Deposit data excludes branches with deposits greater than $5 billion
Deposit and branch data as of 6/30/21; pro forma for announced transactions
(1) Northern Virginia includes only the Virginia branches of the Washington, Alexandria, and DC MSA
(2) Coastal Virginia includes the Virginia Beach, Norfolk, and Newport News MSA and the Outer Banks of North Carolina

Atlantic Union Bankshares

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14 14 Customer Experience Successes For J.D. Power 2021 award information, visit jdpower.com /awards Greenwich Excellence 2020 Awards Atlantic Union is #1 among small businesses in the South Region with $1 - $10mm in revenue. Atlantic Union believes that the successful launch of PPP and support of the Small Business Community during pandemic likely contributed to this accolade. Based on over 12,000 interviews with small businesses across the country 2020 Greenwich Excellence Award Winner, South Region (Overall Satisfaction) 95 74 70 69 Atlantic Union Bank Big Bank #1 Big Bank #2 Big Bank #3 J.D. Power 2021 U.S. Retail Banking Satisfaction Study (Overall Satisfaction, Mid - Atlantic) AUB Overall ( Verint /Foresee) 2019 2020 YOY Overall Satisfaction 86 87 +1 Recommend AUB 85 87 +2 Increase Business 84 86 +2 Make Banking Easy 87% 88% +1% Net Promoter Score (NPS) 57 61 +4 AUB sees year over year improvements in Net Promoter Score, making banking easier and other key customer metrics. Recently Recognized By: 854 832 832 821 817 814 808 807 806 804 Atlantic Union Bank Region Average Proven Track Record of Superior Customer Satisfaction

15 Caring Working together toward common goals, acting with kindness, respect and a genuine concern for others. Courageous Speaking openly, honestly and accepting our challenges and mistakes as opportunities to learn and grow. Committed Driven to help our clients, Teammates and company succeed, doing what is right and accountable for our actions. Our Core Values Culture — HOW we come together and interact as a team to accomplish our business and societal goals. Diversity, Equity, and Inclusion Statement Atlantic Union Bank embraces diversity of thought and identity to better serve our stakeholders and achieve our purpose. We commit to cultivating a welcoming workplace where Teammate and customer perspectives are valued and respected.

16 Governance • All of our directors are independent under NASDAQ standards, other than the CEO • At least four times per year, our independent directors hold an executive session without management present • Each share of our common stock has equal voting rights with one vote per share 16 Environmental, Social, and Governance Achieving our ESG goals for all of our stakeholders Diversity & Inclusion • As of December 31, 2020, 65.2% of our teammates were women and 20.4% of our teammates self - identified as minorities • We have a Summer Diversity Internship Program and partner with historically black colleges and universities within our footprint to introduce more diversity to banking • In 2020, we established our Diversity, Equity and Inclusion Council (“DEI”) to manage DEI efforts Business Conduct • We believe in, and believe that we maintain, a culture of compliance that promotes the highest ethical standards and adherence to all laws • All teammates are subject to a variety of required trainings throughout the year, as well as are in compliance with annual required trainings, including BSA / AML, and key policies and procedures • We maintain policies directed specifically at prohibiting corrupt business practices Community Engagement • We provide regular full - time teammates up to 16 hours of paid time off and part - time teammates up to eight hours of paid time off to participate in volunteer activities • Through our MyGiving program , the Bank matches up to $500 annually on a teammate’s eligible donations • In 2018, we invested approximately $42 million in our community with a focus on maintaining and building affordable housing units Privacy and Information Security • We maintain privacy policies, management oversight, accountability structures and technology design processes to protect private and personal data • Our cyber - security program includes the strategy, framework, policies and standards to support the confidentiality, integrity and availability of our information assets, using a risk - based methodology consistent with applicable regulatory requirements Environment • As of December 31, 2020, we had total loan commitments of $27 million for solar projects that are expected to generate 31 million kWh/year • In 2020, we recycled 485,576 pounds of paper, avoiding 351,557 pounds of CO2 emissions • In 2015 through 2019, we made payments in the aggregate amount of $50,000 under a five - year agreement, to support a facility devoted to freshwater research

17 Financial Highlights

18 Balance Sheet Trends Data as of or for the twelve months ended each respective year and the nine months ended September 30, 2021 Loans ($mm) Deposits ($mm) Assets ($mm) $6,307 $7,142 $9,716 $12,611 $14,021 $13,140 2016 2017 2018 2019 2020 3Q2021 16% CAGR $6,379 $6,992 $9,971 $13,305 $15,723 $16,622 2016 2017 2018 2019 2020 3Q2021 21% CAGR $8,427 $9,315 $13,766 $17,563 $19,628 $19,936 2016 2017 2018 2019 2020 3Q2021 19% CAGR

19 11.9% 11.2% 14.0% 14.3% 13.0% 12.7% 8.4% 8.1% 8.8% 9.1% 8.3% 8.2% 2016 2017 2018 2019 2020 3Q2021 CE / A TCE / TA 13.6% 12.4% 12.9% 12.6% 14.0% 13.8% 2016 2017 2018 2019 2020 3Q2021 11.0% 10.1% 11.1% 10.2% 11.4% 11.5% 2016 2017 2018 2019 2020 3Q2021 Consolidated Capital Ratios Data as of the twelve months ended each respective year and the nine months ended September 30, 2021 (1) “CE / A” used to denote the ratio of common equity to total assets (2) “TCE / TA” used to denote the ratio of tangible common equity to tangible assets; Non - GAAP financial measure; See reconciliation to most directly comparable GAAP measure in "Appendix -- Reconciliation of Non - GAAP Disclosures” Equity / Asset Ratios (%) Common Equity Tier 1 Ratio (CET1) (%) Tier 1 Ratio (%) Total Capital Ratio (%) 9.7% 9.0% 9.9% 10.2% 10.3% 10.4% 2016 2017 2018 2019 2020 3Q2021 1 2

20 80% 96% 84% 72% 48% 43% 2016 2017 2018 2019 2020 3Q2021 C&D and CRE Loan Concentrations Data as of the twelve months ended each respective year and the nine months ended September 30, 2021 C&D Loans / Bank Risk - Based Capital (%) C&D + CRE Loans / Bank Risk - Based Capital (%) 293% 318% 304% 299% 284% 270% 2016 2017 2018 2019 2020 3Q2021

21 Strong Track Record of Performance pre and post 2020 COVID - 19 Impact Data as of or for the twelve months ended each respective year except for the first 3Q of 2021, which is the first 9 months e nde d on September 30, 2021 Earnings Per Share Available to Common Shareholders ($) Return on Equity (ROE) (%) Return on Assets (ROA) (%) Efficiency Ratio (%) $1.77 $1.67 $2.22 $2.41 $1.93 $2.66 2016 2017 2018 2019 2020 First 3Q of 2021 7.79% 7.07% 7.85% 7.89% 6.14% 10.59% 2016 2017 2018 2019 2020 First 3Q of 2021 65.81% 66.09% 63.62% 62.37% 60.19% 59.57% 2016 2017 2018 2019 2020 First 3Q of 2021 0.96% 0.83% 1.11% 1.15% 0.83% 1.45% 2016 2017 2018 2019 2020 First 3Q of 2021

22 Strong Track Record of Performance (Non - GAAP) pre and post 2020 COVID - 19 Impact Data as of or for the twelve months ended each respective year except for the first 3Q of 2021, which is the first 9 months e nde d on September 30, 2021 (1) Non - GAAP financial measure; See reconciliation to most directly comparable GAAP measure in "Appendix -- Reconciliation of No n - GAAP Disclosures” Adjusted Operating Earnings Per Share Available to Common Shareholders, diluted 1 ($) Adjusted Operating Return on Tangible Common Equity (ROTCE ) 1 (%) Adjusted Operating Return on Assets (ROA ) 1 (%) Adjusted Operating Efficiency Ratio (FTE ) 1 (%) $1.76 $1.90 $2.70 $2.84 $2.14 $2.80 2016 2017 2018 2019 2020 First 3Q of 2021 12.12% 12.17% 17.32% 16.61% 12.28% 19.29% 2016 2017 2018 2019 2020 First 3Q of 2021 61.45% 60.78% 52.94% 51.79% 53.16% 53.53% 2016 2017 2018 2019 2020 First 3Q of 2021 0.96% 0.94% 1.35% 1.35% 0.91% 1.53% 2016 2017 2018 2019 2020 First 3Q of 2021

23 $59.8 $62.4 $104.2 $132.8 $131.5 $89.4 2016 2017 2018 2019 2020 First 3Q of 2021 Mortgage Banking Income Service Charges on Deposit Accounts Fiduciary and Asset Management Fees Loan-Related Interest Rate Swaps Bank Owned Life Insurance Income Interchange Fees Other Noninterest Income (GAAP) Data as of or for the twelve months ended each respective year except for the first 3Q of 2021, which is the first 9 months e nde d on September 30, 2021 (1) “NII / AA” used to denote the ratio of noninterest income to average assets Noninterest Income at September 30, 2021 - $89.4 million Noninterest Income 2016 – Today ($mm) Mortgage Banking Income 19.8% Service Charges on Deposit Accounts 21.6% Fiduciary and Asset Management Fees 22.7% Loan - Related Interest Rate Swaps 4.7% Bank Owned Life Insurance Income 9.2% Interchange Fees 7.0% Other Service Charges 5.6% Other 9.5% 0.74% 0.71% 0.45% 0.79% 0.79% 0.69% = NII / AA 1

24 Credit Loss Trends (GAAP) Data as of or for the twelve months ended each respective year except for the first 3Q of 2021, which is the first 9 months e nde d on September 30, 2021 Note: The Company adopted of ASU 2016 - 13, Financial Instruments and Credit Losses (Topic 326): Measurement of Credit Losses on F inancial Instruments on January 1, 2020. Provision for Credit Losses ($000s) Provision for Credit Losses as % of Average Loans (%) Net Charge - offs ($000s) Net Charge - offs as % of Average Loans (%) $8,883 $10,802 $13,736 $21,092 $87,141 ($59,888) 2016 2017 2018 2019 2020 First 3Q of 2021 0.15% 0.16% 0.14% 0.18% 0.69 (0.63%) 2016 2017 2018 2019 2020 First 3Q of 2021 0.09% 0.15% 0.12% 0.17% 0.09% 0.01% 2016 2017 2018 2019 2020 First 3Q of 2021 $5,530 $10,055 $11,062 $20,876 $11,438 $1,354 2016 2017 2018 2019 2020 First 3Q of 2021

25 Q3 Allowance For Credit Loss (ACL) and Provision for Credit Losses Note: Figures may not foot due to rounding (1) Non - GAAP financial measure; See reconciliation to most directly comparable GAAP measure in "Appendix -- Reconciliation of Non - GAAP Disclosures” 25 Q3 Macroeconomic Forecast Moody’s September Baseline Forecast US GDP averages 6.0% growth in 2021 and 4.3% in 2022. The unemployment rate averages 5.5% in 2021 and 3.6% in 2022. Virginia’s unemployment rate averages 2.7% over the 2 - year forecast, declining to 2.5%; compares to a June forecast of 3.2% average and ending at 2.8%. 2 - year reasonable and supportable period; followed by reversion to the historical loss average over 2 years. Q3 Additional Considerations Additional qualitative factors for COVID - 19 sensitive portfolios and adjustments to account for the probability of worse - than Baseline economic performance. Regulatory Capital: Opted into 2 year CECL adoption capital impact delay with 25% of cumulative Day 2 impact added back to Common Equity Tier 1 capital through 2021. 3 - year regulatory CECL capital phase - in begins in 2022 ($mm) Allowance for Loan & Lease Losses Reserve for Unfunded Commitments Allowance for Credit Losses 1/1/2020 CECL Opening Balance % of loans $90MM 0.71% $5MM 0.04% $95MM 0.75 % CECL Adoption through Q2 2021 +$28MM Increase attributable to COVID - 19 induced recession; sizeable increase for COVID - 19 sensitive portfolios +$5MM Increase due to higher expected loss related to COVID - 19 environment +$33MM $33 million build ($46 million provision for credit losses less $13 million net charge - offs) 6/30/2021 Ending Balance % of loans $118MM (0.86%; 0 .92% excl. PPP loans ) 1 $10MM (0.07%; 0 .08 % excl. PPP loans ) 1 $128MM (0.94%; 1.00% excl. PPP loans ) 1 Q3 2021 - $16MM Decrease due to improved economic forecast and favorable risk rating migration - $3MM Decrease due to lower expected loss rates, attributable primarily to improved economic outlook. - $19MM $19 million benefit from Provision for Credit Losses and minimal net charge - offs 9/30/2021 Ending Balance % of loans $102MM (0.77%; 0 .80 % excl. PPP loans ) 1 $7MM (0.06%; 0 .06 % excl. PPP loans ) 1 $109MM (0.83%; 0 .86 % excl. PPP loans ) 1

26 0.28% 0.38% 0.35% 0.26% 0.32% 0.28% 2016 2017 2018 2019 2020 3Q2021 0.59% 0.54% 0.42% 0.34% 1.14% 0.77% 2016 2017 2018 2019 2020 3Q2021 Asset Quality (GAAP) Data as of or for the twelve months ended each respective year and the nine months ended September 30, 2021 Nonperforming Assets / Total Loans (%) Loan Loss Reserve / Loans (%)

27 Loan Portfolio

28 Diversified and Granular Loan Portfolio Total Loan Portfolio – $13.1 billion Non - Owner Occupied CRE Composition — $4.5 billion C&D 6.7% Owner Occupied CRE 15.4% C&I 19.6% Non - Owner Occupied CRE 34.3% 1 - 4 Family 11.0% Other 4.1% Residential 1 - 4 family - Revolving 4.2% Consumer 4.6% Retail 18.2% Office 17.2% Office Warehouse 13.3% Multi Family 17.2% Hotel, Motel, B&B 14.2% Senior Living 7.2% Special Use 11.2% Small Mixed Use Building 1.1% Other 0.5% Total Portfolio Characteristics Duration Q3 2021 Weighted Average Yield (Tax Equivalent) 1.09 years 3.70% Data as of or for the three months ended September 30, 2021; Figures may not total to 100% due to rounding

29 Top C&I Industry Concentrations and SNC and Purchased Loans 1.09 years 3.70% C&I Industry Exposure Atlantic Union is well - diversified in its Commercial and Industrial portfolio. Figures at left include PPP loans. SNC and Purchased Loans Atlantic Union’s purchased loans are relatively small in comparison to the Company’s $13.1 billion loan portfolio. Atlantic Union is not the lead on any syndicated national credit (SNC) deals. Dollars in millions 9/30/2021 ($ in millions) Total Exposure Book Balance SNC 634$ 327$ Other Purchased Loans 439$ 308$ Total Purchased 1,073$ 635$ 9/30/2021 ($ in millions) Total Exposure % of Total Professional, Scientific, and Technical Services 973.4$ 18.7% Real Estate Leasing and Other RE Related Activities 403.6$ 7.8% Construction of Buildings and Land Subdivision 376.7$ 7.3% Wholesale Trade 327.4$ 6.3% Health Care 326.5$ 6.3% Manufacturing 266.9$ 5.1% Transportation and Warehousing 190.2$ 3.7% Administrative and Support Services 179.8$ 3.5% Retail Trade 174.9$ 3.4% Finance and Insurance 170.1$ 3.3% Other Services 168.6$ 3.2% Accommodation and Food Service 127.2$ 2.4% Utilities 113.1$ 2.2% All Other Industries 1,394.9$ 26.9% Total Exposure 5,193.3$ 100.0%

30 Liquidity, Capital and Interest Rate Risk

31 Non - Interest Bearing , 32% NOW , 24% Money Market , 25% Retail Time , 9% Jumbo Time , 3% Savings , 6% Attractive Core Deposit Base Deposit Base Characteristics Deposit Composition at September 30, 2021 — $16.6 billion (1) Core deposits defined as total deposits less jumbo time deposits • Q3 2021 cost of deposits – 14 bps • 97% core deposits (1) • 56% transactional accounts

32 ($millions) Carrying Gain / Fair Value (Loss) Value U.S. Government and Agency Securities $76.9 $0.5 $77.4 Obligations of States and Political Subdivisions 1,500.1 89.7 1,589.8 Corporate & Other Bonds 1 145.2 3.9 149.1 Commercial Mortgage-Backed Securities 438.7 6.5 445.2 Residential Mortgage-Backed Securities 1,523.5 7.0 1,530.5 Other Securities 1.6 0.0 1.6 Total $3,686.0 $107.6 $3,793.6 Securities Portfolio Securities Characteristics Securities Composition at September 30, 2021 — $3.8 billion • The Company’s AFS investment portfolio is generally highly - rated or agency - backed • All AFS securities are current with none on past - due or non - accrual status • The majority of the company’s mortgage - backed securities are issued by FNMA, FHLMC, and GNMA and do not have credit risk • Approximately 86% of portfolio due after ten years or longer • Yield on t otal securities – 254bps U.S. Government and Agency Securities 2% Obligations of States and Political Subdivisions 42% Corporate and Other Bonds 4% Commercial MBS 12% Residential MBS 40% Other <1% Dollars in millions (1) Other bonds include asset - backed securities Note: Pie chart shown above represents the aggregate composition of the AFS and HTM securities portfolios at fair value

33 Liquidity Position and Sources 1.09 years 3.70% • Strong liquidity metrics: ~$7.8 billion in unrestricted cash, unpledged securities, and secured and unsecured borrowing capacity . Loans to Total Deposits Ratio of 78%. • Paycheck Protection Program loans of approximately $467 million outstanding which are funded with customer deposits. j Liquidity Sources (9/30/21) ($ in millions) Amount Total Cash and Cash Equivalents (unrestricted) 939$ Unpledged Investment Securities (market value) 2,439$ FHLB Borrowing Availability 3,100$ Fed Discount Window Availability 271$ Fed Funds Lines 997$ Line of Credit at Correspondent Bank 25$ Total Liquidity Sources 7,771$

34 34 Holding Company Liquidity • The Company maintains an alternate line of credit at a correspondent bank, the available balance was $25.0 million at Septemb er 30, 2021 ‒ Amount: $25.0 million ‒ Current outstanding balance: $0 ‒ Facility: Senior unsecured revolving ‒ Renewed: September 2021 for a one year term ‒ Rate: Option of Base Rate + 150 bps or Applicable Term LIBOR + 250 bps (will be amended to alternative rate) • Cash at holding company: $5.3 million available at September 30, 2021 • Available dividend capacity (net of current year’s dividends paid) of $ 269 million as of September 30, 2021 from Bank to holding company without prior regulatory approval • $166 million of preferred stock was issued in June 2020 • $150 million of subordinated debt was issued in December 2016 and has been called for redemption effective December 15, 2021. This issue becomes callable on December 15, 2021 and then will begin to be phased out of Tier 2 capital. • Manageable debt maturity profile with $155 million of subsidiary trust preferred outstanding Data as of September 30, 2021

Capital Management

The Company's capital ratios are well above regulatory well capitalized levels as of 9/30/2021

Capital Ratio	Regulatory Well Capitalized	Atlantic Union Bankshares*	Atlantic Union Bank*
Common Equity Tier 1 Ratio (CET1)	7.0%	10.4%	13.3%
Tier 1 Capital Ratio	8.5%	11.5%	13.3%
Total Risk Based Capital Ratio	10.5%	13.8%	13.7%
Leverage Ratio	5.0%	9.0% (9.3% ex. PPP)[1]	10.4% (10.7% ex. PPP)[1]
Common Equity / Total Assets	—	12.7%	14.8%
Tangible Common Equity Ratio (non-GAAP)[1]	—	8.2% (8.4% ex. PPP)[1]	10.4% (10.6% ex. PPP)[1]

2021 Capital Management Actions

During the third quarter, the Company paid dividends of $0.28 per common share and $171.88 per outstanding share of Series A Preferred Stock

In the third quarter, the Company repurchased 2.3 million shares for $82.7 million which fully utilized its $125 million share repurchase authorization from May 4, 2021. In total, the Company repurchased 3.4 million shares under the repurchase program since May 2021

In the fourth quarter, the Company

- ✓ declared a quarterly dividend of $0.28 per share of common stock
- ✓ declared a dividend of $171.88 per outstanding share of Series A Preferred Stock

Atlantic Union Bankshares

* Capital information presented herein is based on estimates and subject to change pending the Company's filing of its FR Y-9C

(1) Non-GAAP financial measure; See reconciliation to most directly comparable GAAP measure in "Appendix -- Reconciliation of Non-GAAP Disclosures"

Capital Management Strategy

Capital Targets

AUB establishes capital targets based on the following objectives:

- ✓ Maintain designation as a "well capitalized" institution under fully phased-in Basel III regulatory definitions
- ✓ Ensure capital levels are commensurate with the Company's risk profile, capital stress test projections, and strategic plan objectives

Capital Management Priorities

- ✓ Support organic growth
- ✓ Dividend payout ratio targeted at 35-40%
- ✓ Common stock repurchases

Excess Capital Deployment

AUB's Tangible Common Equity (TCE) Ratio target is 8.5%

TCE above 8.5% is considered excess capital assuming "well capitalized" regulatory capital ratios are maintained

Excess capital can be deployed for

- ✓ share repurchases,
- ✓ higher shareholder dividends, and/or
- ✓ acquisitions

35

36 36 Interest Rate Sensitivity • Atlantic Union is asset sensitive and is within compliance with all interest rate risk policy limits. AUB has become more asset sensitive over the past year primarily as a result of increased non - maturity deposits. 3Q 2021 Interest Rate Risk AUB NII (Growth Shock - 1 Year) Dn 300 -8.1% Dn 200 -7.7% Dn 100 -6.5% Up 100 7.3% Up 200 14.9% Up 300 22.4%

37 Appendix

38 Sub. Debt Issuance As Reported Less Redemption Pro Forma (Dollars in millions) 9/30/2021 of Existing Notes 9/30/2021 Regulatory Capital Components Common Equity Tier 1 Capital $1,541 $1,541 Additional Tier 1 Capital 167 167 Tier 1 Capital $1,708 $1,708 ACL Includable in Tier 2 Capital $54 $54 Subordinated Notes Includable in Tier 2 Capital 149 $50 199 Additional Tier 2 Capital 137 137 Tier 2 Capital $340 $50 $390 Total Risk-Based Capital $2,048 $50 $2,098 Assets for Regulatory Ratios Risk-Weighted Assets $14,867 $10 $14,877 Avg. Assets for Leverage Ratio 19,042 $50 19,092 TCE / TA Components Actual Common Equity $2,528 $2,528 Tangible Common Equity 1,546 1,546 Actual Assets 19,936 $50 19,986 Tangible Assets 18,954 $50 19,004 Capital Ratios Common Equity / Assets 12.68% 12.65% Tangible Common Equity / Tangible Assets 8.16% 8.14% Tier 1 Leverage Ratio 8.97% 8.94% Common Equity Tier 1 Ratio 10.37% 10.36% Tier 1 Risk-Based Ratio 11.49% 11.48% Total Risk-Based Ratio 13.78% 14.10% Pro Forma Consolidated Capital (1) For illustrative purposes only, assumes a $200 million subordinated debt raise with a 1.00% gross underwriting spread, and $500,000 in offering expenses, for net proceeds of $ 197.5 million. Additionally, this reflects the redemption at par of an existing subordinated debt note of $ 150 million on 12/15/21, which represents a net capital impact of $50.0 million (2) Assumes a 20% risk weighting on net subordinated debt proceeds. (3) Non - GAAP financial measure; See reconciliation to most directly comparable GAAP measure in "Appendix -- Reconciliation of Non - GAAP Disclo sures” 2 1 3 3 3

39 Source: KBRA – “Atlantic Union Bankshares Corporation Surveillance Report” published 11/22/21 Note: Ratings last affirmed 11/22/21 Note: An explanation of the significance of ratings may be obtained from the rating agency. Generally, rating agencies base their rati ngs on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the subordinated notes should be evaluat ed independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, s usp ension, reduction or withdrawal at any time by the assigning rating agency. No report of any rating agency is incorporated by reference herein. Kroll Bond Rating Agency Summary Kroll Bond Rating Agency Ratings Summary Outlook Positive Atlantic Union Bankshares Corporation Rating Senior Unsecured Debt BBB+ Subordinated Debt BBB Short-Term Debt K2 Atlantic Union Bank Rating Deposits A- Senior Unsecured Debt A- Subordinated Debt BBB+ Short-Term Deposit K2 Short-Term Debt K2

40 Double Leverage & Interest Coverage Dollars in thousands (1) For illustrative purposes only, assumes a $200 million subordinated debt raise with a 1.00% gross underwriting spread, and $50 0,000 in offering expenses, for net proceeds of $197.5 million. Additionally, this reflects the redemption at par of an existing subordinated debt note of $150 million on 12/15/21 , which represents a net capital impact of $50.0 million Calculation of Double Leverage For the Twelve Months Ended, For the Three Months Ended, Pro Forma 1 2017 2018 2019 2020 September 30, 2021 September 30, 2021 Bank-Level Equity $1,253,639 $2,193,264 $2,775,889 $2,847,656 $2,942,368 $2,989,868 Consolidated Equity 1,046,329 1,924,581 2,513,102 2,708,490 2,694,439 2,694,439 Double Leverage Ratio 120% 114% 110% 105% 109% 111% Calculation of Interest Coverage For the Twelve Months Ended, For the Three Months Ended, Pro Forma 1 2017 2018 2019 2020 September 30, 2021 September 30, 2021 Total Deposit Interest $26,106 $59,336 $114,972 $75,943 $5,837 $5,837 Total Debt Interest 23,931 42,761 46,488 22,213 3,054 3,116 Total Interest Expense 50,037 102,097 161,460 98,156 8,891 8,953 Income from Continuing Operations Before Income Taxes 104,966 179,429 231,255 186,294 90,933 89,621 Interest Coverage (Excluding Deposit Interest Expense) 6.5x 6.6x 8.4x 12.8x 32.7x 31.6x Interest Coverage (Including Deposit Interest Expense) 3.1x 2.8x 2.4x 2.9x 11.2x 11.0x

41 Reconciliation of Non - GAAP Disclosures The Company has provided supplemental performance measures on a tax - equivalent, tangible, operating, adjusted, or pre - tax pre - pr ovision basis. These non - GAAP financial measures are supplements to GAAP, which is used to prepare the Company’s financial statements, and shou ld not be considered in isolation or as a substitute for comparable measures calculated in accordance with GAAP. In addition, the Compa ny’ s non - GAAP financial measures may not be comparable to non - GAAP financial measures of other companies. The Company uses the non - GAAP financ ial measures discussed herein in its analysis of the Company’s performance. The Company’s management believes that these non - GAAP fi nancial measures provide additional understanding of ongoing operations, enhance comparability of results of operations with prior pe rio ds and show the effects of significant gains and charges in the periods presented without the impact of items or events that may obscure tren ds in the Company’s underlying performance.

42 Reconciliation of Non - GAAP Disclosures Adjusted operating measures exclude the after - tax effect of merger and rebranding - related costs unrelated to the Company’s normal operations. In addition, adjusted operating measures exclude the gains or losses related to balance sheet repositioning (principally composed of gains and losses on debt extinguishment) and gains or losses on sale of securities. The Company believes these non - GAAP adjusted measures provide investors with important information about the combined economic results of the organization’s operations Additionally, the Company believes that return on tangible common equity (ROTCE) is a meaningful supplement to GAAP financial measures and useful to investors because it measures the performance of a business consistently across time without regard to whether components of the business were acquired or developed internally. (1) Includes expenses related to PPP loan forgiveness and PPP round two loan set - up, expenses incurred related to the Company’s response to COVID - 19, gains on the sale of closed branches, costs related to the Company’s closure of branches, merger - related costs, rebranding expenses, severance expenses, and losses on debt extinguishment (2) Includes unrealized losses related to SBIC Investment due to COVID - 19, insurance proceeds, gains related to the sale of Shor e Premier, and gains related to the sale of the Company’s ownership interest in a payments - related company ADJUSTED OPERATING EARNINGS & FINANCIAL METRICS For the three months For the nine months ended ended For the years ended (Dollars in thousands, except per share amounts) September 30, 2021 September 30, 2021 2020 2019 2018 2017 2016 Net Income Net income (GAAP) 74,565$ 216,138$ 158,228$ 193,528$ 146,248$ 72,923$ 77,476$ Plus: Merger and rebranding-related costs net of tax - - - 27,395 32,065 4,405 - Plus: Nonrecurring tax expenses - - - - - 6,250 - Plus: Net loss related to balance sheet repositioning, net of tax - 11,609 25,979 12,953 - - - Less: Gain on sale of securities, net of tax 7 69 9,712 6,063 303 520 133 Adjusted operating earnings (non-GAAP) 74,558$ 227,678$ 174,495$ 227,813$ 178,010$ 83,058$ 77,343$ Less: Dividends on preferred stock 2,967 8,901 5,658 - - - - Adjusted operating earnings available to common shareholders (non-GAAP) 71,591$ 218,777$ 168,837$ 227,813$ 178,010$ 83,058$ 77,343$ Earnings per share (EPS) Weighted average common shares outstanding, diluted 76,322,736 78,007,543 78,875,668 80,263,557 65,908,573 43,779,744 43,890,271 EPS available to common shareholders, diluted (GAAP) 0.94$ 2.66$ 1.93$ 2.41$ 2.22$ 1.67$ 1.77$ Adjusted operating EPS available to common shareholders, diluted (non-GAAP) 0.94$ 2.80$ 2.14$ 2.84$ 2.70$ 1.90$ 1.76$ Return on assets (ROA) Average Assets 20,056,570$ 19,890,155$ 19,083,853$ 16,840,310$ 13,181,609$ 8,820,142$ 8,046,305$ ROA (GAAP) 1.47% 1.45% 0.83% 1.15% 1.11% 0.83% 0.96% Adjusted operating ROA (non-GAAP) 1.47% 1.53% 0.91% 1.35% 1.35% 0.94% 0.96% Return on equity (ROE) Adjusted operating earnings available to common shareholders (non-GAAP) 71,591$ 218,777$ 168,837$ 227,813$ 178,010$ 83,058$ 77,343$ Plus: Amortization of intangibles, tax effected 2,671 8,436 13,093 14,632 10,143 3,957 4,687 Adjusted operating earnings available to common shareholders before amortization of intangibles (non-GAAP) 74,262$ 227,213$ 181,930$ 242,445$ 188,153$ 87,015$ 82,030$ Average equity (GAAP) 2,718,032$ 2,728,605$ 2,576,372$ 2,451,435$ 1,863,216$ 1,030,847$ 994,785$ Less: Average intangible assets 983,739 987,288 1,000,654 991,926 776,944 315,722 318,131 Less: Average perpetual preferred stock 166,356 166,356 93,658 - - - - Average tangible common equity (non-GAAP) 1,567,937$ 1,574,961$ 1,482,060$ 1,459,509$ 1,086,272$ 715,125$ 676,654$ ROE (GAAP) 10.88% 10.59% 6.14% 7.89% 7.85% 7.07% 7.79% Return on tangible common equity (ROTCE) Net income available to common shareholders (GAAP) 71,598$ 207,237$ 152,570$ 193,528$ 146,248$ 72,923$ 77,476$ Plus: Amortization of intangibles, tax effected 2,671 8,436 13,093 14,632 10,143 3,957 4,687 Net income available to common shareholders before amortization of intangibles (non- GAAP) 74,269$ 215,673$ 165,663$ 208,160$ 156,391$ 76,880$ 82,163$ ROTCE 18.79% 18.31% 11.18% 14.26% 14.40% 10.75% 12.14% Adjusted operating ROTCE (non-GAAP) 18.79% 19.29% 12.28% 16.61% 17.32% 12.17% 12.12%

43 Reconciliation of Non - GAAP Disclosures PPP adjustment impact excludes the SBA guaranteed loans funded during 2020 and 2021. The Company believes loans held for investment (net of deferred fees and costs), excluding PPP is useful to investors as it provides more clarity on the Company’s organic growth. The Company believes that the ALLL as a percentage of loans held for investment (net of deferred fees and costs), excluding PPP, is useful to investors because of the size of the Company’s PPP originations and the impact of the embedded credit enhancement provided by the SBA guarantee. (Dollars in thousands) As of September 30, 2021 As of June 30, 2021 Allowance for loan and lease losses (ALLL) 101,798$ 118,261$ Reserve for unfunded commitment (RUC) 7,500 10,000 Allowance for credit losses (ACL) 109,298$ 128,261$ Loans held for investment (net of deferred fees and costs)(GAAP) 13,139,586 13,697,929$ Less: PPP adjustments (net of deferred fees and costs) 466,609 859,386 Total adjusted loans (non-GAAP) 12,672,977$ 12,838,543$ ALLL to total loans held for investment (GAAP) 0.77% 0.86% ALLL to total adjusted loans held for investment, excluding PPP (non-GAAP) 0.80% 0.92% RUC to total loans held for investment (GAAP) 0.06% 0.07% RUC to total adjusted loans held for investment, excluding PPP (non-GAAP) 0.06% 0.08% ACL to total loans held for investment (GAAP) 0.83% 0.94% ACL to total adjusted loans held for investment, excluding PPP (non-GAAP) 0.86% 1.00% ALLOWANCE FOR CREDIT LOSS RATIOS AND TOTAL ADJUSTED LOANS

Reconciliation of Non-GAAP Disclosures

The adjusted operating efficiency ratio (FTE) excludes the amortization of intangible assets, merger and rebranding-related costs, the gain on sale of securities, and gains or losses related to balance sheet repositioning (principally composed of gains and losses on debt extinguishment). This measure is similar to the measure utilized by the Company when analyzing corporate performance and is also similar to the measure utilized for incentive compensation. The Company believes this adjusted measure provides investors with important information about the combined economic results of the organization's operations.

ADJUSTED OPERATING EFFICIENCY RATIO						
	For the nine months ended	For the years ended December 31,				
(Dollars in thousands)	September 30, 2021	2020	2019	2018	2017	2016
Noninterest expense (GAAP)	$ 299,251	$ 413349	$ 418,340	$ 337,767	$ 225,668	$ 213,090
Less: Merger-related costs	-	-	27,824	39,728	5,393	-
Less: Rebranding costs	-	-	6,455	-	-	-
Less: Amortization of intangible assets	10,679	16574	18,521	12,839	6,088	7,210
Less: Losses related to balance sheet repositioning	14,695	31116	16,397	-	-	-
Adjusted operating noninterest expense (non-GAAP)	$ 273,877	$ 365659	$ 349,143	$ 285,200	$ 214,187	$ 205,880
Net interest income (GAAP)	$ 412,934	$ 555298	$ 537,872	$ 426,691	$ 279,007	$ 263,966
Net interest income (FTE) (non-GAAP)	422,295	566845	548,993	434,886	290,774	275,394
Noninterest income (GAAP)	$ 89,388	$ 131486	$ 132,815	$ 104,241	$ 62,429	$ 59,849
Plus: Losses related to balance sheet repositioning	-	(1,769)	-	-	-	-
Less: Gain on sale of securities	87	12294	7,675	383	800	205
Adjusted operating noninterest income (non-GAAP)	$ 89,301	$ 120961	$ 125,140	$ 103,858	$ 61,629	$ 59,644
Efficiency ratio (GAAP)	59.57%	60.19%	62.37%	63.62%	66.09%	65.81%
Adjusted operating efficiency ratio (FTE) (non-GAAP)	53.53%	53.16%	51.79%	52.94%	60.78%	61.45%

Atlantic Union Bankshares

44

45 Reconciliation of Non - GAAP Disclosures Tangible assets, tangible common equity, and adjusted leverage ratio are used in the calculation of certain profitability, capital, and per share ratios. The Company believes tangible assets, tangible common equity, adjusted leverage ratio and the related ratios are meaningful measures of capital adequacy because they provide a meaningful base for period - to - period and company - to - company comparisons, which the Company believes will assist investors in assessing the capital of the Company and its ability to absorb potential losses. TANGIBLE ASSETS, TANGIBLE COMMON EQUITY, AND LEVERAGE RATIO As of (Dollars in thousands) 9/30/2021 12/31/2020 12/31/2019 12/31/2018 12/31/2017 12/31/2016 Tangible Assets Ending Assets (GAAP) 19,935,657$ 19,628,449$ 17,562,990$ 13,765,599$ 9,315,179$ 8,426,793$ Less: Ending goodwill 935,560 935,560 935,560 727,168 298,528 298,191 Less: Ending amortizable intangibles 46,537 57,185 73,669 48,685 14,803 20,602 Ending tangible assets (non-GAAP) 18,953,560$ 18,635,704$ 16,553,761$ 12,989,746$ 9,001,848$ 8,108,000$ Less: PPP loans 466,609 1,179,522 - - - - Tangible assets, excl PPP (non-GAAP) 18,486,951$ 17,456,182$ 16,553,761$ 12,989,746$ 9,001,848$ 8,108,000$ Tangible Common Equity Ending equity (GAAP) 2,694,439$ 2,708,490$ 2,513,102$ 1,924,581$ 1,046,329$ 1,001,032$ Less: Ending goodwill 935,560 935,560 935,560 727,168 298,528 298,191 Less: Ending amortizable intangibles 46,537 57,185 73,669 48,685 14,803 20,602 Less: Perpetual preferred stock 166,357 166,357 - - - - Ending tangible common equity (non-GAAP) 1,545,985$ 1,549,388$ 1,503,873$ 1,148,728$ 732,998$ 682,239$ Average common equity (GAAP) 2,718,032$ 2,576,372$ 2,451,435$ 1,863,216$ 1,030,847$ 994,785$ Less: Average goodwill 935,560 935,560 912,521 725,597 298,240 296,087 Less: Average amortizable intangibles 48,179 65,094 79,405 51,347 17,482 22,044 Less: Average perpetual preferred stock 166,356 93,658 - - - - Average tangible common equity (non-GAAP) 1,567,937$ 1,482,060$ 1,459,509$ 1,086,272$ 715,125$ 676,654$ Common equity to assets (GAAP) 12.7% 13.0% 14.3% 14.0% 11.2% 11.9% Tangible common equity to tangible assets (non-GAAP) 8.2% 8.3% 9.1% 8.8% 8.1% 8.4% Tangible common equity to tangible assets, excl PPP (non-GAAP) 8.4% 8.9% 9.1% 8.8% 8.1% 8.4% Book value per common share (GAAP) 33.60$ 32.46 31.58 29.34 24.1 23.15 Tangible book value per common share (non-GAAP) 20.55$ 19.78 18.9 17.51 16.88 15.78 Tier 1 Capital 1,707,681$ 1,678,863$ 1,437,908$ 1,236,709$ 826,979$ 790,228$ Total average assets for leverage ratio 19,042,064$ 18,760,632$ 16,357,251$ 12,741,903$ 8,780,769$ 8,007,937$ Less: Average PPP loans 687,259$ 1,091,921$ -$ -$ -$ -$ Adjusted average assets for leverage ratio 18,354,805$ 17,668,711$ 16,357,251$ 12,741,903$ 8,780,769$ 8,007,937$ Leverage Ratio 9.0% 8.9% 8.8% 9.7% 9.4% 9.9% Leverage Ratio, excl PPP (non-GAAP) 9.3% 9.5% 8.8% 9.7% 9.4% 9.9%